Exhibit 14

This share exchange is made for the securities of a Japanese company. This share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this notice has been prepared in accordance with generally accepted Japanese accounting standards and may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and some or all of its officers are residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than pursuant to the share exchange agreement, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

(Appendix of Reference Document for the General Meeting of Shareholders)

Content of the Financial Documents, Etc.

Pertaining to the 15th Fiscal Year of Circle K Sunkus Co., Ltd.

FamilyMart Co., Ltd.

Business Report

(From March 1, 2015 to February 29, 2016)

1.	Overview of the Company Group

(1)	Business Progress and Results

During the fiscal year under review, the Japanese economy made gradual progress toward recovery as the Japanese government’s economic measures and the Bank of Japan’s monetary policy led to improvement in corporate earnings and the employment environment. However, the future direction was still uncertain with concern over the impact of deceleration of the Chinese economy and a plunge in crude oil prices.

In these circumstances, during the fiscal year under review, aiming to realize “nearby stores that have goods and things that people want,” Circle K Sunkus Co., Ltd. (the “Company” or “we”) and its subsidiaries (the “Company Group”) promoted product development and store development to attract customers including working women in their 40s, who have strict standards for selection of stores and products.

We also promoted operational, structural and corporate cultural reforms via a “Revival Project” campaign conducted by all employees of the Company Group that primarily involved the Operational Reform Committee, the Sales Improvement Committee and the Supply Chain Management (SCM) Structural Reform Committee and , aimed to improve organizational capabilities.

As a result of these efforts, although existing store sales for the fiscal year under review was 99.1% of those for the previous year, reflecting a year-on-year decrease, a net increase in the number of stores helped total store sales to increase 0.9% year on year to 936,710 million yen.

Total operating revenues for the fiscal year under review increased by 2.4% year on year to 144,345 million yen, operating income decreased by 3.5% to 8,325 million yen, ordinary income decreased by 9.7% to 7,161 million yen and net loss for the fiscal year under review was 2,178 million yen.

In store management, aiming to “reform stores to acquire loyal customers,” we strove to “acquire +K members,” “make thorough efforts to develop stores that can address customer needs” and “strengthen operations.” Specifically, we made thorough efforts such as greeting every customer visiting our stores as part of the Company’s initiative to address +K members, as well as implementing store and operational reforms based on the +K member information with the guidance of store management. In addition, we strove to motivate customers to visit our stores by improving the store image, to give customers more reasons to purchase goods by creating attractive stores based on weekly merchandising plans and nurturing our proprietary categories such as the Cherie Dolce dessert series and other countertop fast foods. We had 3,880,000 +K members at the end of February 2016.

In store development, aiming to implement our “dominant area blueprint,” our development staff concentrated its management resources on high priority target zones for store openings as part of our organized efforts to increase our dominance, thereby increasing our local market share. In addition, to attract more female customers, we reviewed our toilet facilities, addressed odors inside the stores and made other improvements.

As a result, during the fiscal year under review, 312 stores were opened and 311 stores were closed, resulting in 5,991 stores as of the end of the fiscal year.

In product development, we strove to develop high-value-added products featuring “quick and easy,” “high quality” and “healthy” to address social changes such as the aging society and an increasing number of households with both parents working. In November 2015, the Cherie Dolce series was completely overhauled as part of our efforts to further improve quality. To enhance the quality of fast foods (FF), we carefully selected new products to strengthen the product development capability per product. To create product categories that contribute to our chain’s image making, we strengthened sales promotions for the countertop fast foods “Yakitori (skewered grilled chicken)” and “Iretate coffee (fresh-brewed coffee).” The “Baked dense cheese tart,” which was developed as a flagship dessert, sold rapidly and registered the quickest sales in the history of the Company’s sweets—exceeding a million tarts sold within three days from its release—and became a hit product. Furthermore, to develop stores for people to depend on in their daily lives, we promoted product development, strengthening fresh packaged foods, cut vegetables and frozen food items to address the need for “quick and easy” offerings.

As part of our new initiatives, we started offering the “Times Car Plus” car sharing services at our convenience stores in July 2015 to further improve customers’ convenience.

[Total Store Sales by Product]

Product	Net sales	Composition	Compared with the previous fiscal year
	Millions of yen	%	%
Circle K Sunkus Co., Ltd.
Fast foods	172,078	18.4	101.3
Perishable foods	106,095	11.3	100.2
Processed foods	245,270	26.2	101.2
Food sales subtotal	523,445	55.9	101.0
Non-food items	318,638	34.0	97.5
Services	94,385	10.1	113.4

Total	936,469	100.0	100.9

Notes:

1.	The above amounts are the Company’s total store sales by product.
2.	The sales by product do not include sales of electric power of 240 million yen.

(2)	Capital Investments

The Company made capital investments in the total amount of 27,721 million yen, which included 15,787 million yen for construction of new stores and 3,868 million yen for improvement of the functions, renovations, additions and reinforcements of existing stores. The Company also invested 7,753 million yen in its IT systems. There was no disposal or sale of important facilities.

(3)	Financing

None that needs to be specially noted

(4)	Acquisition or Disposal of Other Companies’ Shares and Other Equity or Subscription Rights to Shares

None that needs to be specially noted

(5)	Succession and Assumption of Rights and Obligations of Other Corporations Resulting from Absorption-Type Mergers and Absorption-Type Demergers

None that needs to be specially noted

(6)	Trends in Assets and Income

	(Millions of yen unless otherwise indicated)
Fiscal year	12th from March 1, 2012 to February 28, 2013	13th from March 1, 2013 to February 28, 2014	14th from March 1, 2014 to February 28, 2015	15th (Fiscal year under review) from March 1, 2015 to February 29, 2016
Financial items
Total store sales	878,837	895,325	928,201	936,710
Operating revenue	136,636	134,762	141,030	144,345
Ordinary income	16,358	9,858	7,932	7,161
Net income (loss)	7,566	3,259	3,073	(2,178)
Net income (loss) per share (Yen)	302,669,746.72	130,373,625.16	122,920,824.28	(87,121,685.68)

Total assets	247,834	253,436	260,185	264,631

Total net assets	145,775	145,339	145,857	142,014

Notes:

1.	Total store sales do not include net sales of area franchisers.
2.	Sunkus Aomori Co., Ltd. was merged with the Company in the 12th fiscal year.
3.	SUNKUS KITAKANTO Co., Ltd. was merged with the Company in the 13th fiscal year.
4.	Sunkus Higashi-Saitama Co., Ltd., Sunkus Nishi-Saitama Co., Ltd., and Sunkus Hokuria Co., Ltd. were merged with the Company in the 14th fiscal year.
5.	On July 24, 2012, the Company acquired all of its common shares outstanding subject to the “wholly call” provision, in exchange for the allotment of 0.0000003 Class A shares per common share. In addition, the Company retired its common shares as of August 16, 2012. Therefore, net income per share was computed on the assumption that Class A shares had been issued during the 12th fiscal year.

(7)	Issues to be Addressed

1.	Revival Project

The Company will continue to promote in-house reforms with a major focus on operational, structural and corporate cultural reform. Based on the three reform committees, with across-the-board participation, we will utilize our problem-solving methodologies, aiming to improve our organizational capabilities. Specifically, the Operational Reform Committee will implement company-wide optimization in pursuit of an ideal organization. The Sales Improvement Committee will address recruiting and employment support in stores and better utilize senior and foreign employees. The SCM Structural Reform Committee will continue to improve the quality of our prepared food.

2.	Strengthen Our Store Operation Capability

Aiming to improve the competitiveness of each store, we will strive to increase the number of customers by creating an overwhelming competitive edge, widening the variety of items on the shelves, increasing product volumes and strengthening our operations. In particular, we will improve customers’ use of our members’ point card, pursue greater differentiation of product categories, enhance the accuracy of order placement and the freshness of items on the shelves, and improve the cleanliness of stores.

3.	Strengthen Our Store Development Capability

To ensure the attainment of the budget for store openings, we will reorganize areas for our store openings and expand our dedicated franchise areas. In addition, aiming for “zero unprofitable stores,” we will expand areas appraised by third parties and review the designated commercial areas. Moreover, we will change the appraisal system to more directly link to store performance and review store facilities and equipment to enhance the added value.

4.	Strengthen Our Product Development Capability

Toward our goal to “offer products and services that can address customer needs,” we will strive mainly to “strengthen fast food and daily food products,” “pursue convenience” and “conduct community-based operations.” To “strengthen FF - DF products,” we will strive to address healthiness by adopting family cooking–oriented production methods, carefully choosing food ingredients to improve food quality and expanding the categories of food products that are reviewed by registered dietitians. To pursue convenience, we will continue to take measures for “quick and easy” by strengthening our cut vegetable and frozen food product lines to address the increasing number of single people and households with both parents working. To conduct community-based operations, we will clarify the roles of local product departments to link them to quality improvement and match our product offerings to the needs of each region.

5.	Maximize Synergies Created by Management Integration

As described in “(12) Other Important Matters Related to the Current Situation of the Company” below, after the implementation of the management integration between FamilyMart Co., Ltd. (“FamilyMart”), and UNY Group Holdings Co., Ltd. (“UNY Group HD”), we intend to promote the convenience store (“CVS”) businesses of FamilyMart and the Company as a single entity. This integration will result in the largest domestic store network in the CVS business, with the industry’s leading business foundation. Combining the two companies’ management resources, we will pursue economies of scale and synergies.

(8)	Principal Business

The Company Group engages mainly in the management and operation of the CVS franchise chains under the brands of “Circle K” and “Sunkus”.

(9)	Principal Business Locations

1)	Circle K Sunkus Co., Ltd.

Head office	1, Gotanda-cho, Amaike, Inazawa-shi, Aichi, Japan

Headquarters	Harumi Center Bldg., 2-5-24, Harumi, Chuo-ku, Tokyo, Japan

Major offices

Sapporo (Hokkaido), Aomori (Aomori), Sendai (Miyagi), Tokorozawa (Saitama),

Nishi-Chiba (Chiba), Adachi, Hikarigaoka (Tokyo), Yokohama, Honatsugi (Kanagawa), Niigata (Niigata), Matsumoto (Nagano), Yaizu, Hamamatsu (Shizuoka),

Okazaki, Kariya, Showa, Inazawa (Aichi), Yokkaichi (Mie), Hokuriku (Ishikawa),

Kyoto (Kyoto), Osaka, Toyonaka (Osaka), Okayama (Okayama), Fukuoka (Fukuoka)

<Number of Stores by Prefecture>	(As of February 29, 2016)

Prefecture	Number of stores	Prefecture	Number of stores	Prefecture	Number of stores
Hokkaido	188	Tokyo	627	Kyoto	111
Aomori	189	Kanagawa	352	Osaka	398
Iwate	89	Niigata	110	Hyogo	168
Akita	99	Toyama	84	Nara	52
Miyagi	119	Ishikawa	217	Wakayama	32
Yamagata	50	Fukui	67	Okayama	135
Fukushima	18	Nagano	143	Hiroshima	52
Ibaraki	49	Shizuoka	343	Kagawa	15
Gunma	18	Aichi	1,147	Tokushima	13
Saitama	196	Gifu	304	Fukuoka	75
Tochigi	54	Mie	282	—	—

Chiba	143	Shiga	52	Total	5,991

2)	Major Subsidiaries

Name of subsidiary	Head office	Number of stores
Sunkus Nishi-Shikoku Co., Ltd.	Matsuyama, Ehime	74
Circle K Shikoku Co., Ltd.	Matsuyama, Ehime	177
Retail Staff Co., Ltd.	Chuo-ku, Tokyo	—
ZERO NETWORKS Co., Ltd.	Chuo-ku, Tokyo	—
Tokimeki.com Co., Ltd.	Sumida-ku, Tokyo	—

(10)	Employees

(As of February 29, 2016)

Number of employees	Change from previous fiscal year-end
1,797	A decrease of 19

Note: The number of employees does not include 129 contract workers and 519 part-time workers.

(11)	Status of Material Parent Company and Subsidiaries

1)	Status of Parent Company

UNY Group HD, the parent company of the Company, holds 25 Class A shares of the Company (Shareholding ratio: 100%).

2)	Matters Related to Transactions with the Parent Company

(i)	Matters considered by the Company in conducting such transactions so as not to harm the interests of the Company

We make decisions regarding such transactions, which should be based on appropriate terms and conditions that are, in principle, similar to those of ordinary course transactions, in a fair and appropriate manner based on reasonable assessments.

(ii)	Judgments by the Board of Directors of the Company concerning whether such transactions harm the interests of the Company and the reasons for such judgments

The Company indeed accepts a Director from its parent company. However, at its meetings, the Board of Directors receives appropriate opinions from the Director concerning the Company’s management and engages in discussions from multifaceted perspectives to determine whether such transactions harm the interests of the Company. With regard to business operations, with the recognition that a certain cooperative relationship needs to be maintained, the Company formulates its own management policies and business plans, ensures a certain level of independence, and conducts its own management and business activities.

(iii)	In case the judgment by the Board of Directors in (ii) differs from the opinions of the Outside Directors of the Company (for the companies that have Outside Directors), such opinions:

None applicable

3)	Status of Subsidiaries

Name of subsidiary	Capital	Shareholding ratio	Principal business
Sunkus Nishi-Shikoku Co., Ltd.	140 million yen	100.00%	CVS franchise business and store management
Circle K Shikoku Co., Ltd.	60 million yen	100.00%	CVS franchise business and store management
Retail Staff Co., Ltd.	100 million yen	100.00%	Staffing services and management of CVSs, etc.
ZERO NETWORKS Co., Ltd.	499 million yen	100.00%	ATM operation on commission
Tokimeki.com Co., Ltd.	350 million yen	100.00%	Planning and sales of original products, operation of “Circle K Sunkus Online”

4)	Status of Specified Wholly Owned Subsidiaries

None that needs to be specially noted

(12)	Other Important Matters Related to the Current Situation of the Company

As announced in the press release “Notice Regarding the Execution of the Basic Agreement Concerning the Management Integration between FamilyMart Co., Ltd. and UNY Group Holdings Co., Ltd.,” dated October 15, 2015, these two companies concluded a basic agreement on management integration, followed by subsequent discussions. By resolution of the Board of Directors meeting of each company held on February 3, 2016, it was determined that FamilyMart and UNY Group HD would enter into a contract to implement an absorption-type merger, that FamilyMart and the Company would enter into a contract to implement an absorption-type demerger and that their company names would be changed.

<Structure of This Management Integration>

An absorption-type merger, whereby FamilyMart is to be the surviving company and UNY Group HD is to be the absorbed company (hereinafter “Absorption-Type Merger”; FamilyMart following the Absorption-Type Merger will be called the “Integrated Company”) will be conducted. Upon the consummation of the Absorption-Type Merger and the approval of the partial amendment of the Articles of Incorporation regarding the change of the trade name at the annual general shareholders meeting of FamilyMart to be held in May 2016, FamilyMart, as the surviving company, plans to change its trade name to “FamilyMart UNY Holdings Co., Ltd.,” on the effective date of the Absorption-Type Merger (scheduled to occur on September 1, 2016).

Upon the consummation of the Absorption-Type Merger, an absorption-type demerger, whereby the Integrated Company is to be the demerged company and the Company, a wholly owned subsidiary of UNY Group HD, is to be the succeeding company, will be consummated. As a result of this absorption-type demerger, the Company will succeed to the CVS business of the Integrated Company, including the CVS franchise system currently operated by the Integrated Company (hereinafter “Absorption-Type Demerger”). Upon the consummation of the Absorption-Type Demerger and the approval of the partial amendment of the Articles of Incorporation regarding the change of the trade name at the Company’s shareholders meeting, the Company, the succeeding company of the Absorption-Type Demerger, will change its trade name to “FamilyMart Co., Ltd.,” on the effective date of the Absorption-Type Demerger (scheduled to occur on September 1, 2016), and the brand name of its CVS business will be integrated under the “FamilyMart” brand.

2.	Status of Shares

(1) Total number of shares authorized to be issued	179,999,900 common shares 100 Class A shares

(2) Total number of shares outstanding	25 Class A shares

(3) Major shareholders	UNY Group Holdings Co., Ltd. Number of shares held: 25 Class A shares

3.	Company Officers

(1)	Directors and Corporate Auditors

(As of February 29, 2016)

Position	Name	Areas of responsibility within the Company and significant concurrent positions
Representative Director and President	Shuichi Takeuchi	—

Managing Director	Naoyoshi Tsukamoto	General Manager, Operation Control Division

Director	Hironobu Nakao	General Manager, Development Division

Director	Akira Kugaya	General Manager, Management Strategy Division

Director	Toru Ito	General Manager, Merchandising Division Representative Director, SDC Corporation

Director	Hiroaki Hayashi	General Manager, Corporate Management Division

Director	Jiro Koshida	Director and Senior Executive Officer, UNY Group Holdings Co., Ltd. Outside Director, SAGAMI Co., Ltd. Outside Director, UCS CO., LTD. Director, PALEMO CO., LTD.

Corporate Auditor	Katsuji Sato	—

Corporate Auditor	Yasutoshi Saito	—

Corporate Auditor	Naotaka Nanya	Outside Corporate Auditor, UNY Group Holdings Co., Ltd. Outside Corporate Auditor, CKD Corporation

Notes:

1.	Director Toshitaka Yamaguchi resigned as of March 31, 2015.
2.	Corporate Auditor Mikio Kanamori resigned at the expiration of his term of office at the end of the 14th Ordinary General Meeting of Shareholders of the Company held on May 19, 2015.
3.	Changes in the significant concurrent positions that occurred after the end of the fiscal year under review.

The following change occurred as of March 1, 2016:

Name	Areas of responsibility within the Company and significant concurrent positions
	After the change	Before the change
Naoyoshi Tsukamoto

Managing Director

In charge of promotion of management integration; responsible for IT Logistics Division; responsible for Customer and Store Manager Consultation Office; and responsible for Public Relations Office

Managing Director, General Manager, Operation Control Division

(2)	Compensation to Directors and Corporate Auditors for the Fiscal Year under Review

Position	Number of persons paid	Amounts paid
Director	8	61 million yen
Corporate Auditor	4	32 million yen
Total	12	93 million yen

Note: The amount paid to Directors does not include their salaries as employees.

4. Independent	Auditor

(1)	Independent Auditor’s Name

KPMG AZSA LLC

(2)	Independent Auditor’s Compensation for the Fiscal Year under Review

Independent Auditor’s compensation	75 million yen
Total of cash and other benefits payable by the Company or its subsidiaries to Independent Auditor	75 million yen

(3)	Reason that the Company’s Corporate Auditors Approved the Amounts of Compensation for the Independent Auditor

The Company’s Corporate Auditors checked and verified the adequacy and appropriateness of the independent Auditor’s audit plan and carefully assessed the bases of computation such as hours required for the audit duties and the unit price of compensation and the content of the computation. As a result, it was confirmed that this compensation amount was adequate and appropriate, and the Company’s Corporate Auditors approved the amount of compensation.

(4)	Policy Regarding Determination of Termination or Nonrenewal of Appointment of Independent Auditor

In case the Independent Auditor does not perform its audit duties properly or for other reasons the Company’s Corporate Auditors determine that termination or nonrenewal of its appointment is necessary, the Company’s Corporate Auditors will prepare a proposal for the termination or nonrenewal of the Independent Auditor’s appointment. Based on the decision of the Corporate Auditors, the Board of Directors will submit the proposal to be included on the agenda of a general meeting of shareholders.

In the event that the Independent Auditor is deemed to have met any of the grounds set forth in any of the items of Article 340, Paragraph 1, of the Companies Act, , the Board of Corporate Auditors will terminate the Independent Auditor with the unanimous approval of the Corporate Auditors. In this case, the Corporate Auditors shall report the fact of termination of the Independent Auditor and the reasons for the termination at the next meeting of shareholders held after the termination.

5.	Development of the Company’s Systems to Ensure the Appropriateness of Operation

•	Outline of the Content of the Resolutions

(1)	System to ensure that the execution of duties by the Company’s Directors and employees complies with laws, regulations and the Articles of Incorporation

1)	The Company strives to promote legal and fair corporate activities in compliance with the philosophy of UNY Group HD; with the Company’s management philosophy, management vision and Action Guidelines (“Our Basic Principles” and “My Standard of Conduct”) as its Code of Conduct; and observing laws and the Articles of Incorporation of the Company. With regard to the rules that employees need to observe, based on the rules and regulations that were approved by the Board of Directors, the Company shall formulate rule and operational manuals and disseminate and thoroughly enforce such rules.

2)	In compliance with laws, regulations and its Articles of Incorporation, the Company shall stipulate compliance-related rules, set up a Risk Management Committee chaired by the President to conduct activities to promote compliance and related control. Commissioned by the Company, the Audit Office of the Company’s parent company, UNY Group HD, shall conduct regular and extraordinary audits concerning the status of observation of compliance-related rules and report the result to the President.

3)	The Internal Control by the Legal Department, led by a responsible Executive Officer of the Company, shall govern the Company’s across-the-board compliance-related activities and conduct necessary training for Directors and employees in alliance with each division and department. Each division and department shall establish a system to ensure compliance with laws and regulations applied to the division or the department, and monitor the status of compliance with laws and regulations.

4)	The Internal Control by the Legal Department shall include a role as a contact desk to collect compliance-related information from each division and department of the Company mainly via its internal reporting system and UNY Group HD’s “Group Help Line” reporting system (“Group Reporting System”). The Legal Department in charge of internal control shall report the status of reporting and the reported content to the Board of Directors and the Risk Management Committee as necessary, and give feedback to the relevant division(s) and department(s).

5)	In case a serious legal violation or a dire incident related to compliance occurs, the Directors and Executive Officers shall report such incident to the Corporate Auditors immediately, as well as report to the Board of Directors and correct the problem.

6)	The Corporate Auditors shall audit the execution of duties by the Directors to check if their execution of duties complies with laws, regulations and the Articles of Incorporation of the Company, and promote the improvement of the effectiveness of the audit function.

7)	To eliminate any relationships with antisocial forces and keep such forces away, the Company takes a tough stance against such forces inside and outside the Company and employs specific measures. Furthermore, by strengthening its alliances with police, outside expert organizations such as attorneys, industry groups and communities, the Company and such allies work together to stand against antisocial forces.

(2)	System for storage and management of information related to Directors’ execution of duties

1)	The Company records the minutes of its shareholders’ meetings, Board of Directors meetings and other information related to Directors’ execution of duties in the form of documents (including electronic records). Each such record needs to be stored and managed appropriately based on laws, regulations and the “Document Management Rules.” In case Directors and/or Corporate Auditors request to view the stored documents, such documents must be made available for viewing within three days after the request.

2)	To revise the “Document Management Rules,” approval by the Board of Directors must be obtained.

(3)	Regulations and other systems for management of risk of loss

1)	To be able to prevent risks from occurring, reduce such risks and take accurate measures in the event that any such risk materializes, the Company shall formulate its “Risk Management Rules” and establish a risk management system.

2)	As an organization to integrate and control the Company-level risk management, the Risk Management Committee, chaired by the President, shall be installed to identify all risks that could harm the Company’s management philosophy and management vision and/or keep the Company from attaining its business targets; implement measures to avoid and reduce risks; and conduct activities such as monitoring and improvements. At the occurrence of risks, quick and appropriate measures shall be taken to minimize any damage.

3)	The Internal Control by the Legal Department led by a responsible Executive Officer shall develop a system to disseminate information quickly and appropriately at the time of an emergency and a system to address the emergency situation; cooperate with each department and division to monitor and understand the status of progress of risk management of each division and department; and conduct integrated risk management at each division and department.

4)	The Company’s Legal Department, which is also in charge of internal control, shall report the matters related to risk management to the Board of Directors and the Risk Management Committee as necessary directly or via the Director or Executive Officer responsible for each risk.

(4)	System to ensure that Directors’ execution of duties is efficient

1)	To conduct accurate and flexible management decision making, the Company shall hold a Board of Directors meeting and a Management Meeting, which consists of Directors, Executive Officers and Corporate Auditors, twice a month, to report and discuss important matters on the execution of its duties.

2)	The Board of Directors shall stipulate “Rules on Allocation of Duties,” “Rules on Operational Authorities” and “Rules on Decision-Making Authority” and establish a system to ensure the appropriate and efficient execution of duties.

(5)	System to ensure proper business execution within the corporate group, which consists of the Company, its parent company and subsidiaries (the “Corporate Group”)

1)	The Company attends the Group Management Interview, which is held at UNY Group HD with participation by each group company’s executives, to verify the Corporate Group’s business policies, understand each group company’s management status and discuss important issues of the Corporate Group. The Company also attends the Group Management and Administration Committee, which consists mainly of officers who are in charge of the group companies’ business operations and management, and the Internal Control Subcommittee, which is in charge of practical matters, to discuss and check the status of the internal control of the Corporate Group.

2)	The Company shall strive to disseminate among Directors and employees of the Company and its subsidiaries its Action Guidelines (“Our Basic Principles” and “My Standard of Conduct”), which were formulated based on the philosophy of UNY Group HD and the Company’s management philosophy and management vision.

3)	The Company and its subsidiaries shall participate in the Group Reporting System and strive to discover compliance issues quickly and prevent fraud and other issues.

4)	The Company’s Corporate Auditors shall attend the “Group Auditor Liaison Meetings”, which consist mainly of the Corporate Auditors of UNY Group HD and the group companies’ auditors, to strengthen the alliance among the auditors of the Corporate Group and share information concerning the status of development and operation of the internal control system.

5)	The Company shall send its part-time Directors or Corporate Auditors to its subsidiaries (from the Corporate Management Division to the Area Subsidiaries and from the Management Strategy Division to the affiliates) to ensure the check-and-balance function and conduct monitoring and supervision including internal control. The Corporate Management Division and the Management Strategy Division shall monitor and verify the business performance and operational status of each subsidiary for which they are responsible, and provide guidance for improvement as necessary, of which the important items shall be reported to the Board of Directors and the Risk Management Committee pursuant to the “Area Franchisers Management Rules” and the “Affiliates Management Rules.”

6)	To prevent risks of the Company and its subsidiaries from occurring, reduce such risks and take accurate measures in case any such incident occurs, the Company shall formulate its “Risk Management Rules” and establish a risk management system. In addition, the Company shall disseminate among its subsidiaries its “Risk Management Rules” and related regulations, based on which the subsidiaries are required to improve their internal rules.

(6)	In the event the Corporate Auditors request to assign some employees to assist in their duties, matters related to the relevant employees and matters related to the independence of such employees from Directors

The Company does not assign dedicated employees to assist its Corporate Auditors. However, the Company’s Corporate Auditors can order the Company’s employees or the Audit Office of UNY Group HD to conduct duties that are necessary for the execution of their audit duties. In this case, concerning the duties asked to be performed by a Corporate Auditor, the relevant employee(s) shall not be subject to the Director in charge.

(7)	System for Directors and employees of the Company and its subsidiaries and persons who receive a report from them to report to the Corporate Auditors of the Company

Directors and employees of the Company and its subsidiaries and persons who receive a report from them shall quickly report to the Corporate Auditors of the Company not only legally stipulated matters but also matters that could have a material impact on the Company and the Company Group, the status of the execution of duties, the status of any internal audit, the status and content of reports from employees and business partners via the Company’s internal reporting system and the Group Reporting System.

(8)	System to ensure that persons who make reports shall not receive disadvantageous treatment because of such reports

1)	When someone makes a report to the Company’s internal reporting system and the Group Reporting System and/or when someone makes a report to the Corporate Auditors as described in the preceding paragraph, the Directors and employees of the Company and its subsidiaries shall be prohibited from treating such persons disadvantageously on account of such report.

2)	The Company and its subsidiaries shall include prohibition of disadvantageous treatment of persons who make such reports in the internal reporting rules, etc., and disseminate it among the Directors and employees.

(9)	Matters related to the policies concerning prepayment or reimbursement procedures for expenses incurred in the execution of duties by the Corporate Auditors or other handling procedures for expenses or liabilities incurred in the execution of such duties

1)	In case the Corporate Auditors bill the Company for expenses incurred in the execution of their duties, the Company shall pay such expenses upon their request made before or soon after such expenses are incurred. The Company can prepay such expenses or reimburse them after the fact.

2)	In case the Company’s Corporate Auditors need their own lawyers, Certified Public Accountants or other external experts, unless deemed unnecessary for the execution of their duties, the Company shall pay for such services.

(10)	Other systems to ensure effective auditing by the Corporate Auditors

1)	The Directors and employees shall cooperate with the Corporate Auditors upon their request to help them execute their audit duties. The Corporate Auditors shall attend the Company’s important meetings and can request explanations and reports regarding important managerial issues.

2)	The Representative Director shall meet and communicate regularly with the Corporate Auditors.

•	Outline of the Operation of the Systems

Concerning the status of the operation of the systems described above to ensure the appropriateness of operation for the fiscal year under review, the development and operational status of the systems has been investigated in light of the policies for each item. Based on the results of the investigation, it has been reported to the Risk Management Committee that the systems have been operated appropriately based on the policies that were formulated for each aforementioned item. These results were also reported to the Board of Directors at its meeting and verified by all the Directors and Corporate Auditors.

To enhance the effectiveness of the internal control system for the Company and its subsidiaries, the Company is striving to continue to operate and improve these systems.

(Note) Monetary figures and numbers of shares in this Business Report are rounded down to the nearest unit.

Balance Sheet

(As of February 29, 2016)

	(Millions of yen)
Account name	Amount	Account name	Amount
(Assets)		(Liabilities)
Current assets	110,073	Current liabilities	85,369
Cash and deposits	19,715	Trade payables	36,003
Due from franchised stores	8,102	Due to franchised stores	1,860
Merchandise	970	Lease obligations	6,056
Supplies	50	Other accounts payable	7,322
Prepaid expenses	5,134	Accrued expenses	715
Deferred tax assets	502	Income taxes payable	968
Accrued income	80	Accrued consumption taxes	513
Short-term loans receivable	12	Money held as agent	30,206
Short-term loans receivable from subsidiaries and affiliates	61,900	Advances received	334
Other accounts receivable	9,852	Accrued employees’ bonuses	453
Current portion of leasehold deposits receivable	6,009	Accrued directors’ and corporate auditors’ bonuses	36
Other current assets	115	Allowance for store system renewals	79
Allowance for doubtful accounts	(2,374)	Asset retirement obligations	236
		Current portion of guarantee deposits received	582
Fixed assets	154,558	Other current liabilities	0
Property and equipment	101,780	Long-term liabilities	37,248
Buildings	40,705	Lease obligations	18,234
Structures	9,251	Asset retirement obligations	8,690
Machinery and equipment	8	Long-term guarantee deposits received	9,167
Vehicles	0	Long-term advances received	535
Tools, furniture and fixtures	3,126	Impairment loss on leased assets	62
Land	8,187	Other long-term liabilities	558

Leased assets	40,375	Total liabilities	122,617

Construction in progress	125	(Net assets)
Intangible fixed assets	10,020	Shareholders’ equity	141,931
Leasehold right	4,166	Common stock	8,380
Trademark right	0	Capital surplus	36,090
Software	3,613	Additional paid-in capital	36,090
Software development in progress	1,362	Retained earnings	97,460
House leasehold right	629	Legal earnings reserve	687
Telephone subscription right	218	Other retained earnings	96,772
Other intangible fixed assets	29	General reserve	97,021
Investments and other assets	42,757	Retained earnings brought forward	(248)
Investment securities	380
Shares of subsidiaries and affiliates	1,208
Investments in capital of partnerships	2	Valuation and translation differences	82
Long-term loans receivable	92	Net unrealized gains on available-for-sale securities	82
Claims against debtors in bankruptcy	80
Long-term prepaid expenses	2,198
Prepaid pension cost	1,524
Deferred tax assets	5,603
Leasehold deposits receivable	31,288
Deposits for stores in preparation	335
Other investments	273
Allowance for doubtful accounts	(230)	Total net assets	142,014

Total assets	264,631	Total liabilities and net assets	264,631

Statement of Income

(From March 1, 2015 to February 29, 2016)

	(Millions of yen)
Account name	Amount
Operating revenues
Franchise commission from franchised stores	102,399
[Net sales of franchised stores as the basis of franchise commission (excluding area franchisers): ¥905,719 million
Total sales including net sales of Company-owned stores (excluding area franchisers): ¥936,710 million]
Other operating revenue	10,955		113,354

Net sales of Company-owned stores	[30,990	]	30,990

Total operating revenues			144,345
Cost of goods sold	[23,723	]	23,723

Gross profit	[7,267	]

Operating gross profit			120,621
Selling, general and administrative expenses			112,296

Operating income			8,325
Non-operating income
Interest income	603
Interest on marketable securities	6
Dividend income	162
Compensation income	386
Other non-operating income	135		1,294

Non-operating expenses
Interest expenses	422
Loss on cancellation of lease contracts	730
Provision of allowance for doubtful accounts	1,227
Other non-operating expenses	77		2,458

Ordinary income			7,161
Extraordinary gains
Gain on sales of property and equipment	48
Gain on sales of investment securities	110
Gain on sales of shares of subsidiaries and affiliates	238
Other extraordinary gains	29		426

Extraordinary losses
Loss on disposal of property and equipment	122
Loss on sales of investment securities	1
Loss on write-down of investment securities	4
Loss on write-down of shares of subsidiaries and affiliates	590
Loss on cancellation of lease contracts	3
Impairment loss on fixed assets	7,214
Other extraordinary losses	566		8,503

Loss before income taxes			915
Income taxes—current	1,582
Income taxes—deferred	(319)		1,262

Net loss			2,178

Statement of Changes in Net Assets

(From March 1, 2015 to February 29, 2016)

	(Millions of yen)
	Shareholders’ equity
	Common Stock	Capital surplus		Retained earnings
		Additional paid-in capital	Total capital surplus	Legal earnings reserve	Other retained earnings		Total retained earnings
					General reserve	Retained earnings brought forward
Balance as of March 1, 2015	8,380	36,090	36,090	687	97,021	3,524	101,233
Cumulative effects of changes in accounting policies						(753)	(753)
Restated balance as of March 1, 2015	8,380	36,090	36,090	687	97,021	2,770	100,479
Changes of items during the period
Dividends from surplus						(841)	(841)
Net loss						(2,178)	(2,178)
Net changes of items other than shareholders’ equity

Total changes of items during the period	—	—	—	—	—	(3,019)	(3,019)

Balance as of February 29, 2016	8,380	36,090	36,090	687	97,021	(248)	97,460

	Shareholders’ equity	Valuation and translation differences		Total Net assets
	Total shareholders’ equity	Net unrealized gains on available-for-sale securities	Total valuation and translation differences
Balance as of March 1, 2015	145,704	152	152	145,857
Cumulative effects of changes in accounting policies	(753)			(753)
Restated balance as of March 1, 2015	144,950	152	152	145,103
Changes of items during the period
Dividends from surplus	(841)			(841)
Net loss	(2,178)			(2,178)
Net changes of items other than shareholders’ equity		(69)	(69)	(69)

Total changes of items during the period	(3,019)	(69)	(69)	(3,088)

Balance as of February 29, 2016	141,931	82	82	142,014

Independent Auditor’s Report

April 5, 2016

The Board of Directors

Circle K Sunkus Co., Ltd.

KPMG AZSA LLC

Masaru Yamakawa (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

Kenji Suzuki (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

Satoshi Zengame (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

We have audited the financial statements, comprising the balance sheet, the statement of income, the statement of changes in net assets and the related notes, and the supplementary schedules of Circle K Sunkus Co., Ltd. as at February 29, 2016 and for the year from March 1, 2015 to February 29, 2016 in accordance with Article 436-2-1 of the Companies Act.

Management’s Responsibility for the Financial Statements and Others

Management is responsible for the preparation and fair presentation of the financial statements and the supplementary schedules in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of financial statements and the supplementary schedules that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial statements and the supplementary schedules based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and the supplementary schedules. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements and the supplementary schedules, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements and the supplementary schedules in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and the supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of Circle K Sunkus Co., Ltd. for the period, for which the financial statements and the supplementary schedules were prepared, in accordance with accounting principles generally accepted in Japan.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Notes to the Reader of Independent Auditor’s Report:

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act.

Board of Corporate Auditors’ Audit Report (copy)

Audit Report

(English Translation)

With respect to the Directors’ performance of their duties for the 15th fiscal year from March 1, 2015 to February 29, 2016, the Board of Corporate Auditors has prepared this audit report after deliberations based on the audit reports prepared by each Corporate Auditor, and hereby reports as follows:

1.	Methods and Content of Audit

Each Corporate Auditor communicated and exchanged information with the other Corporate Auditors. In accordance with the auditing policies, each Corporate Auditor also assigned tasks and other relevant matters, communicated with Directors, the internal auditing department, other employees, and any other relevant personnel, and made efforts to prepare the environment for information collection and audit, and also attended the meetings of the Board of Directors and other important meetings, received reports from the Directors, employees and other relevant personnel regarding performance of their duties, requested explanations as necessary, examine important approval/decision documents, and studied the operations and financial positions of the headquarters and principal business offices.

In addition, with respect to the system for ensuring that the performance of duties by the Directors as stated in the Business Report conforms to applicable laws and regulations and the Articles of Incorporation, as well as to the system necessary to ensure the propriety of other business operations of a kabushiki-kaisha (joint stock corporation), which is prepared based on the content of the resolutions of the Board of Directors and such resolutions regarding preparation of the system stipulated in Article 100, Paragraphs 1 and 3, of the Ordinance for Enforcement of the Companies Act (the internal control system), we received regular reports from Directors, employees and other relevant personnel regarding the development and operation of systems, requested explanations as necessary and expressed opinions.

With respect to the Company’s subsidiaries, we communicated and exchanged information with Directors and other relevant personnel of the subsidiaries and received business reports from the subsidiaries as necessary.

Based on the above methods, we examined the Business Report and supplementary schedules pertaining to the fiscal year under review.

Furthermore, we monitored and verified whether the Independent Auditor maintained its independence and performed appropriate audits, and we received reports from the Independent Auditor regarding the performance of its duties and requested explanations as necessary.

In addition, we received notice from the Independent Auditor that “the system for ensuring that duties are performed properly” (matters set forth in each item of Article 131 of the Ordinance for Corporate Accounting) had been prepared in accordance with the Product Quality Management Standards Regarding Audits (issued by the Business Accounting Deliberation Council on October 28, 2005) and other relevant standards, and requested explanations as necessary.

Based on the above methods, we examined the Business Report, the financial statements (balance sheet, statement of income, statement of changes in net assets and the notes to the financial statements) and the supplementary schedules therefor, pertaining to the fiscal year under review.

2.	Results of Audit

(1)	Results of Audit of Business Report, etc.

1.	We acknowledge that the Business Report and the supplementary schedules thereof fairly present the status of the Company in conformity with applicable laws and regulations and the Articles of Incorporation.

2.	We did not find any misconduct or material fact constituting a violation of any laws or regulations or the Articles of Incorporation with respect to the Directors’ performance of their duties.

3.	We acknowledge that the resolutions of the Board of Directors related to the internal control system are appropriate. In addition, we did not find any matters to be mentioned with respect to the description in the Business Report and the performance of duties by the Directors related to such internal control system.

4.	With respect to the transactions with the parent company described in the Business Report and which the Company considered so as to avoid prejudicing the Company’s interests, we did not find any matters to be mentioned with respect to the Board of Directors’ judgments on whether said transactions are prejudicial to the Company’s interests and its reasons for these judgments.

(2)	Results of Audit of the Financial Statements and the Supplementary Schedules

We acknowledge that the methods and results of the audit performed by Independent Auditor, KPMG AZSA LLC, are appropriate.

April 6, 2016

Circle K Sunkus Co., Ltd.

Corporate Auditor	Katsuji Sato	(Seal)
Corporate Auditor	Yasutoshi Saito	(Seal)
Corporate Auditor	Naotaka Nanya	(Seal)